September 11, 2015

VIA EDGAR

Jaime G. John

Accounting Branch Chief

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	New Residential Investment Corp.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the quarterly period ended June 30, 2015
Filed August 10, 2015
File No. 1-35777

Dear Ms. John,

On behalf of New Residential Investment Corp. (the “Company”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated August 31, 2015 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on March 2, 2015 (the “2014 10-K”) and Form 10-Q for the quarterly period ended June 30, 2015 filed on August 10, 2015 (the “Q2 Form 10-Q”) (File No. 1-35777). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Q2 Form 10-Q.

Form 10-Q for the quarterly period ended June 30, 2015

Note 6. Investments in Servicer Advances, page 23

1.	We note that prior to your acquisition of the HLSS portfolio, Match funded advances recorded by Home Loan Servicing Solutions, Ltd. appear to have been presented separately from rights to MSRs. We further note that your Servicer Advances include the basic fee component. Please tell us how you recorded the Match funded advances and related MSRs acquired from HLSS including a separate discussion of each component (basic MSR, excess MSR and servicer advance) of the HLSS servicing portfolio.

Response

We respectfully inform the Staff that the accounting policies of HLSS have been conformed to the accounting policies of the Company, and we have accounted for each component of Match funded advances and related MSRs acquired from HLSS in a manner which is consistent with our previously existing investments of the same types.

We have included the Excess MSRs from the HLSS portfolio in our Excess MSR investments and accounted for them in the same manner as our previously existing Excess MSR investments, and we have included the basic fee related to MSRs and the servicer advances from the HLSS portfolio in our servicer advances investments and accounted for them in the same manner as our previously existing servicer advances investments. Please refer to the Company’s response to comment number 7 in the Company’s Correspondence filed with the Commission on January 23, 2014 for more information.

Ms. Jaime G. John U.S. Securities and Exchange Commission September 11, 2015 Page 2

2.	Additionally, we note your disclosure on page 95 which describes a material weakness related to the review and validation of assumptions used in establishing new valuation models. Please describe to us the changes made to your valuation methodologies including a detailed description in the assumptions and methodologies used in your valuation of the HLSS assets.

Response

We respectfully inform the Staff that no changes were made to our valuation methodologies. In establishing new valuation models for assets acquired in the HLSS Acquisition, we applied the same valuation methodologies that we have consistently applied to our previously existing portfolio, including the development of market based assumptions in the same manner as for our previously existing portfolio. The material weakness resulted from the failure to timely detect errors in the assumptions used in modeling specific terms of the HLSS portfolio. As noted in Item 4, we are in the process of strengthening and supplementing our review process with respect to the new models.

Note 14. Commitments and Contingencies

Litigation, page 48

3.	We note that you have not accrued for losses in connection with the HLSS Acquisition legal contingencies. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Response

We respectfully inform the Staff that we have not accrued for losses in connection with the HLSS Acquisition legal contingencies and, as of this time, an estimate of a range of possible loss cannot be made. We will revise our future periodic filings to provide all the disclosures required by ASC 450-20-50, including the estimate of possible loss, or range of loss, or a statement that such an estimate cannot be made.

Exhibits 31.1 and 31.2

4.	The certifications do not conform exactly to the certification in Item 601(b)(31)(i) of Regulation S-K. Please amend your filing to include both the introductory language required by paragraph 4 and include paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K. Please note that this comment also applies to the Form 10-K filed on March 2, 2015 and Form 10-Q filed on May 11, 2015.

Response

We respectfully acknowledge the Staff’s comment and will amend the 2014 Form 10-K, Form 10-Q for the quarterly period ended March 31, 2015, filed May 11, 2015, and Q2 Form 10-Q to revise the Chief Executive Officer and Chief Financial Officer certifications, filed as Exhibits 31.1 and 31.2 to each filing, to include both the introductory language within paragraph 4 regarding internal control over financial reporting and paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K.

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Ms. Jaime G. John U.S. Securities and Exchange Commission September 11, 2015 Page 3

Please contact the undersigned at (212) 798-6114 should you require further information or have any questions.

Very truly yours,

/s/ Jonathan R. Brown
Interim Chief Financial Officer and
Chief Accounting Officer

cc:	Mark Rakip, Staff Accountant, U.S. Securities and Exchange Commission